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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Navigant International, Inc.
(Name of Issuer)
Common Stock, $.001 par value per share
(Title of Class of Securities)
63935R108
(CUSIP Number)
Dieter Brettschneider
Managing Director
Preussag Finanz- und Beteiligungs-GmbH
Karl-Wiechert-Allee 4
30625 Hannover
Federal Republic of Germany
Telephone: +49-511-566-1378

Copy to:

Sina R. Hekmat, Esq.
Jones Day
Hochhaus am Park
Grueneburgweg 102
60323 Frankfurt am Main
Federal Republic of Germany
Telephone: +49-69-9726-3994
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 22, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 63935R108	Schedule 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS: Preussag Finanz- und Beteiligungs-GmbH

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Federal Republic of Germany

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,707,100

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,707,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,707,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	11.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No. 63935R108	Schedule 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS: TUI AG

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Federal Republic of Germany

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,707,100

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,707,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No. 63935R108	Schedule 13D	Page 4 of 10 Pages
Item 1. Security and Issuer.
     This statement on Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of Navigant International, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 84 Inverness Circle East, Englewood, CO 80112.
Item 2. Identity and Background.
(a) - (b)	This statement on Schedule 13D is being filed by Preussag Finanz- und Beteiligungs-GmbH, a limited liability company organized and existing under the laws of the Federal Republic of Germany (“Preussag Finanz”) and TUI AG, a stock corporation organized and existing under the laws of the Federal Republic of Germany (together with Preussag Finanz, the “Reporting Persons”). The principal business address of Preussag Finanz is Karl-Wiechert-Allee 4, 30625 Hannover, Federal Republic of Germany. The principal business address of TUI AG is Karl-Wiechert-Allee 4, 30625 Hannover, Federal Republic of Germany.

Preussag Finanz is a wholly-owned subsidiary of TUI AG.

Set forth in Schedule I (which is incorporated by reference herein) is the name, business address and present principal occupation or employment of each of Preussag Finanz’s directors and executive officers as of the date hereof.

Set forth in Schedule II (which is incorporated by reference herein) is the name, business address and present principal occupation or employment of each of TUI AG’s directors and executive officers as of the date hereof.

(c)	Preussag Finanz is a holding company for participations of the TUI group companies that are not part of one of its core business areas. TUI AG is a provider of tourism and logistics services worldwide.

(d)	During the past five years, neither Preussag Finanz nor TUI AG, nor to their knowledge, any person named on Schedule I, or any person named on Schedule II, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, neither Preussag Finanz nor TUI AG, nor to their knowledge, any person named on Schedule I, or any person named on Schedule II, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Preussag Finanz is a limited liability company organized and existing under the laws of the Federal Republic of Germany. Set forth in Schedule I is the citizenship of each individual listed therein. TUI AG is a stock corporation organized and existing under the laws of the Federal Republic of Germany. Set forth in Schedule II is the citizenship of each individual listed therein.
Item 3. Source and Amount of Funds or Other Consideration.
     The Reporting Persons have acquired an aggregate of 1,707,100 shares of Common Stock (as reported in Item 5 below) pursuant to the Purchase Agreement (the “Purchase Agreement”), dated as of December 22, 2005, by and between Preussag Finanz and TQ3 Travel Solutions Management Holding GmbH, a limited liability company organized and existing under the laws of the Federal Republic of Germany (“TQ3”) at a total price of approximately $17,975,763 (including commissions). The source of funds for the purchases was funds available as cash on hand, including funds borrowed from TUI AG.
Item 4. Purpose of Transaction.
     The shares of Common Stock were acquired by the Reporting Persons for investment purposes. Depending upon the Reporting Persons’ evaluation of market conditions, market price, alternative investment opportunities, liquidity needs and other factors, the Reporting Persons reserve the right from time to time either to acquire additional shares of Common Stock or to dispose of all or a portion of the shares of Common Stock through one or more transactions pursuant to public or private offerings or otherwise.

CUSIP No. 63935R108	Schedule 13D	Page 5 of 10 Pages
     Except as set forth above, as of the date hereof, the Reporting Persons have not formulated any plans or proposals that relate to or otherwise result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review on a continuing basis their investment in the Issuer and the Issuer’s business affairs, financial position and prospects. Based on such evaluation and review, as well as the respective objectives of the Reporting Persons and the Issuer, other business opportunities available to the Reporting Persons, general economic and industry conditions, and other factors that the Reporting Persons may deem relevant, the Reporting Persons reserve the right to consider from time to time various courses of action of the types described in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a)	As of the date hereof, the Reporting Persons, collectively, are the beneficial owners of an aggregate of 1,707,100 shares of Common Stock, or approximately 11.0% of the 15,515,000 shares of Common Stock issued and outstanding as of November 1, 2005 (the “Outstanding Shares”), according to information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 25, 2005. To the knowledge of the Reporting Persons, none of the persons listed on Schedule I and Schedule II beneficially owns any shares of Common Stock.

(b)	The Reporting Persons have the shared power to vote and to dispose of the shares of Common Stock beneficially held by them described in (a) above.

(c)	1,707,100 shares of Common Stock were purchased on December 22, 2005 at a price of $10.53 per share (excluding commissions) pursuant to the Purchase Agreement.

Except as described herein, neither the Reporting Persons nor, to their knowledge, any person named on Schedule I, or any person named on Schedule II, has effected any transaction in the Common Stock during the past 60 days.

(d)	No other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Purchase Agreement, dated as of December 22, 2005, by and between Preussag Finanz and TQ3.
Item 7. Material to be Filed As Exhibits.
     Purchase Agreement, dated as of December 22, 2005, by and between Preussag Finanz and TQ3.

CUSIP No. 63935R108	Schedule 13D	Page 6 of 10 Pages
SIGNATURE
     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 3, 2006

PREUSSAG FINANZ- UND BETEILIGUNGS-GMBH
By:	/s/ Dieter Brettschneider
	Name:	Dieter Brettschneider
	Title:	Managing Director

By:	/s/ Dieter Kulow
	Name:	Dieter Kulow
	Title:	Managing Director

TUI AG
By:	/s/ Andreas Göhmann
	Name:	Andreas Göhmann
	Title:	Prokurist

By:	/s/ Martin Lange
	Name:	Martin Lange
	Title:	Prokurist

CUSIP No. 63935R108	Schedule 13D	Page 7 of 10 Pages
SCHEDULE I
DIRECTORS AND EXECUTIVE OFFICERS OF
PREUSSAG FINANZ- UND BETEILIGUNGS-GMBH
     The following table sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of Preussag Finanz- und Beteiligungs-GmbH.

Principal Occupation or
Name	Business Address	Employment	Citizenship

Dieter Brettschneider	Karl-Wiechert-Allee 4 30625 Hannover	Managing Director of Preussag Finanz- und Beteiligungs-GmbH	Federal Republic of Germany

Dieter Kulow	Karl-Wiechert-Allee 4 30625 Hannover	Managing Director of Preussag Finanz- und Beteiligungs-GmbH	Federal Republic of Germany

CUSIP No. 63935R108	Schedule 13D	Page 8 of 10 Pages
SCHEDULE II
DIRECTORS AND EXECUTIVE OFFICERS OF TUI AG
     The following table sets forth the name, business address, present principal occupation or employment and citizenship of each director and executive officer of TUI AG.
A. Members of the Supervisory Board:

Principal Occupation or
Name	Business Address	Employment	Citizenship

Dr. Juergen Krumnow	Taunusanlage 12 60325 Frankfurt/Main Federal Republic of Germany	Chairman of the Supervisory Board of TUI AG	Federal Republic of Germany

Jan Kahmann	Paula-Thiede-Ufer 10 10179 Berlin Federal Republic of Germany	Deputy Chairman of the Supervisory Board of TUI AG; Member of the Federal Executive Board of the United Services Trade Union	Federal Republic of Germany

Jella Benner-Heinacher	Hamborner Strasse 53 40472 Duesseldorf Federal Republic of Germany	Solicitor; Managing Director of Deutsche Schutzvereinigung fuer Wertpapierbesitz e.V.	Federal Republic of Germany

Uwe Klein	Ballindamm 25 20095 Hamburg Federal Republic of Germany	Chairman of Group Works Counsel of TUI AG	Federal Republic of Germany

Fritz Kollorz	Pieperstrasse 14-28 44789 Bochum Federal Republic of Germany	Member of the Executive Board of the Mining, Chemical and Energy Industrial Union	Federal Republic of Germany

Christian Kuhn	Karl-Wiechert-Allee 23 30625 Hannover Federal Republic of Germany	Chairman of Corporate Works Counsel of TUI Deutschland GmbH; Travel Agent	Federal Republic of Germany

Dr. Dietmar Kuhnt	Opernplatz 1 45128 Essen Federal Republic of Germany	Member of Supervisory Board of RWE AG	Federal Republic of Germany

Roberto Lopez Abad	Avda. de Oscar Espia 37 03007 Alicante Kingdom of Spain	Managing Director of Caja de Ahorros del Mediterraneo	Kingdom of Spain

Abel Matutes Juan	Avda. Bartolome Rosello 18 07800 Ibiza (Baleares) Kingdom of Spain	Managing Director of Grupo Empresas Matutes	Kingdom of Spain

Dr. Klaus Liesen	Huttropstrasse 60 45138 Essen Federal Republic of Germany	Honorary Chairman of the Supervisory Board of Ruhrgas AG	Federal Republic of Germany

Petra Oechtering	Frankfurter Strasse 44 51065 Koeln Federal Republic of Germany	Chairman of Corporate Works Counsel of TUI Leisure Travel GmbH; Travel Agent	Federal Republic of Germany

CUSIP No. 63935R108	Schedule 13D	Page 9 of 10 Pages

Principal Occupation or
Name	Business Address	Employment	Citizenship

Carmen Riu Guell	Riu Centre C/ Laud s/n 07610 Playa de Palma (Mallorca) Kingdom of Spain	Chairwoman of the Board of RIU Hotels S.A.	Kingdom of Spain

Hans-Dieter Ruester	Flughafenstrasse 10 30855 Langenhagen Federal Republic of Germany	Chairman of Corporate Works Counsel of Hapag-Lloyd Flug GmbH; Aircraft Engineer	Federal Republic of Germany

Marina Schmidt	Mexikoring 21 22297 Hamburg Federal Republic of Germany	Chairman of Works Counsel of TQ3 Travel Solutions Germany GmbH Region Nord 1; Clerk	Federal Republic of Germany

Dr. Manfred Schneider	51368 Leverkusen Federal Republic of Germany	Chairman of the Supervisory Board of Bayer AG	Federal Republic of Germany

Prof. Dr. Dr. Ekkehard D. Schulz	August-Thyssen- Strasse 1 40211 Duesseldorf Federal Republic of Germany	Chairman of the Executive Board of ThyssenKrup AG	Federal Republic of Germany

Harmut Schulz	Flughafenstrasse 10 30855 Langenhagen Federal Republic of Germany	Chairman of Works Counsel of Hapag-Lloyd Flug GmbH; Clerk	Federal Republic of Germany

Ilona Schulz-Mueller	Paula-Thiede-Ufer 10 10179 Berlin Federal Republic of Germany	Representative for Equality in the Federal Executive Board of the United Services Trade Union	Federal Republic of Germany

Olaf Seifert	Karl-Wiechert-Allee 4 30625 Hannover Federal Republic of Germany	Head of the Group Controlling Department of TUI AG	Federal Republic of Germany

Dr. Franz Vranitzky	Sieveringerstrasse 91 1190 Vienna Republic of Austria	Chancellor (retrd.) of the Republic of Austria	Republic of Austria
B. Members of the Executive Board:

Principal Occupation or
Name	Business Address	Employment	Citizenship

Dr. Michael Frenzel	Karl-Wiechert-Allee 4 30625 Hannover Federal Republic of Germany	Chairman of the Executive Board of TUI AG	Federal Republic of Germany

Rainer Feuerhake	Karl-Wiechert-Allee 4 30625 Hannover Federal Republic of Germany	Member of the Executive Board, Finance	Federal Republic of Germany

Dr. Peter Engelen	Karl-Wiechert-Allee 4 30625 Hannover Federal Republic of Germany	Member of the Executive Board, Human Resources and Legal Affairs	Federal Republic of Germany

CUSIP No. 63935R108	Schedule 13D	Page 10 of 10 Pages

Principal Occupation or
Name	Business Address	Employment	Citizenship

Sebastian Ebel	Karl-Wiechert-Allee 4 30625 Hannover Federal Republic of Germany	Member of the Executive Board, Platforms	Federal Republic of Germany